# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: eToro Group Ltd., CIK 0001493318
CUSIP: G32089107
Title of class of securities: Class A Common Shares, no par value per share
Address of issuer's principal executive offices: 30 Sheshet Hayamim St., Bnei Brak, Israel (L3), 5120261
Date of event which requires filing of this statement: 05/14/2025
Filed by CIK 0002068631
Persons authorized to receive notices and communications: Debbie Kahal, 30 Sheshet Hayamim St., Bnei Brak, Israel (L3), 5120261, 972 73-265-6600

## Reporting persons
- Jonathan Alexander Assia (CIK 0002068631): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 6,965,510; shared voting power 0; sole dispositive power 6,965,510; shared dispositive power 0; aggregate amount beneficially owned 6,965,510 (13.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, no par value per share
Name of issuer: eToro Group Ltd.
Address of issuer's principal executive offices: 30 Sheshet Hayamim St., Bnei Brak, Israel (L3), 5120261

## Item 2. Identity and Background
Name of person filing: Jonathan Alexander Assia
Residence or business address: 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261
Present principal occupation or employment: The Reporting Person currently serves as Chief Executive Officer and Chairman of the Board of Directors of eToro Group Ltd. (the "Issuer").
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person is the Chief Executive Officer, Chairman of the Board of Directors and Co-Founder of the Issuer. Prior to the Issuer's initial public offering ("IPO"), the Reporting Person acquired his Class A Common Shares and Class B Common Shares as founder's shares and as compensation for his service as an executive officer of the Issuer. On May 13, 2025, the Registration Statement on Form F-1/A, filed with the Securities and Exchange Commission (the "Registration Statement") by the Issuer in connection with IPO, was declared effective. Immediately prior to the completion of the IPO, substantially all holders of Class A Common Shares received Class B Common Shares on a one-for-one basis, including the Reporting Person. Class B Common Shares are identical to Class A Common Shares except with respect to voting, conversion and transferability. With respect to voting, each Class B Common Share will be entitled to 10 votes per share, whereas each Class A Common Share will be entitled to only one vote per share. Each Class B Common Share may be converted at any time into one Class A Common Share. The closing of the IPO took place on May 15, 2025.

As of March 31, 2025, the Reporting Person may be deemed to beneficially own an aggregate of 877,950 Class A Common Shares and 877,950 Class B Common Shares held directly by the Reporting Person, 932,466 Class A Common Shares and 932,466 Class B Common Shares which are subject to options held by the Reporting Person and which were acquired prior to the Issuer's IPO through the Issuer's 2007 Employee Share Option Plan, and 2,000,000 Class A Common Shares and 2,000,000 Class B Common Shares subject to options that are held by Capital V5 PTE. LTD., a company wholly-owned by the Reporting Person. In connection with the IPO, the Reporting Person sold 655,322 Class A Common Shares that he previously beneficially owned, 458,723 of which were founder's shares and 196,599 of which resulted from options exercised by Capital V5 PTE. LTD, which reduced his beneficial ownership to 6,965,510 Class A Common Shares (13.8% of Class A Common Shares and 9.3% of the Issuer's voting power). The source of funds for the acquisitions referenced above was cash and services. The weighted-average exercise price for each of the outstanding options held directly by the Reporting Person was $6.47 per Class A Common Share and Class B Common Share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person owns the securities reported herein for investment purposes and to incentivize him in connection with his employment by the Issuer. The Reporting Person also may change his investment intent at any time, to acquire additional shares of Class A Common Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Shares beneficially owned by him in any manner permitted by law, including pursuant to a 10b5-1 trading plan.

The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. In his capacity as Chief Executive Officer and Chairman of the Board of Directors of the Issuer, the Reporting Person intends to continue taking an active role in the Issuer's management. Also, subject to applicable approvals from the Compensation, Nominating and Governance Committee of the Board of Directors and/or Board of Directors of the Issuer, as applicable, the Reporting Person may receive additional securities of the Issuer in connection with the Issuer's equity incentive and compensation plans. The Reporting Person may also, from time to time, sell or transfer securities of the Issuer in connection with sell-to-cover transactions to satisfy tax withholding obligations.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person to Rows (11) and (13) of the cover page of this Schedule 13D are incorporated herein by reference.

The aggregate percentage of Class A Common Shares reported as beneficially owned by the Reporting Person was calculated based on 46,774,129 Class A Common Shares issued and outstanding as of March 31, 2025, after giving effect to the Issuer's Recapitalization (as described in the Issuer's prospectus on Form 424B4 filed with the SEC on May 15, 2025), plus 3,810,416 Class B Common Shares issued to the Reporting Person in connection with the IPO.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions of the Class A Common Shares during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the Issuer's IPO, the Reporting Person has entered into a lock-up agreement (the "Lock-Up Agreement"), pursuant to which the Reporting Person agreed, subject to limited exceptions, for a period of 180 days after the date of the Issuer's final prospectus related to the IPO, not to dispose of or hedge any Class A Common Shares or securities convertible into or exchangeable for Class A Common Shares during the period from the date of the Lock-Up Agreement, except with the prior written consent of the representative of the underwriters.

The summary of the Lock-Up Agreement in Item 6 of this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference as Exhibit 99.1, and a form of which is filed as Anex II to Exhibit 1.1 to Amendment No. 2 to the Issuer's Registration Statement on Form F-1, as filed with the Securities and Exchange Commission on May 5, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1. Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 1.1 to the Issuer's Registration Statement on Form F-1, as filed with the Securities and Exchange Commission on May 5, 2025).

## Signatures
- Jonathan Alexander Assia: /s/ Jonathan Alexander Assia, Jonathan Alexander Assia / Chief Executive Officer (05/22/2025)